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FORTIS

Solid partners, flexible solutions

Results first three quarters 2004

Press release

Brussels / Utrecht, 24 November 2004

FORTIS

Solid partners, flexible solutions

Fortis raises full-year outlook after strong nine-month results

First nine months of 2004 (versus same period last year)

- Net operating profit increased by 79% from EUR 1,376 million to EUR 2,466 million. Value adjustments to the equity portfolio contributed EUR 257 million, compared with a loss of EUR 585 million last year. Net realised capital gains were down by EUR 226 million, or 42%, to EUR 307 million. Net operating profit before realised capital gains increased by EUR 474 million, or 33%, to EUR 1,902 million or by 53% excluding Assurant and Seguros Bilbao.

- Net profit doubled from EUR 1,348 million to EUR 2,716 million, benefiting from EUR 250 million in non-operating items, mainly in respect of gains realised on the sale of 65% of Assurant and of Seguros Bilbao. Earnings per share amounted to EUR 2.09 compared with EUR 1.04 last year. Based on the last twelve months, return on equity came to 29.1%.

- The Banking business's net operating profit increased by 40% to EUR 1,591 million. Substantial increases in net interest income (+7%) and commissions (+10%) were offset by lower net realised capital gains and a lower trading result within other revenues. A 3% reduction in operating expenses together with sharply lower value adjustments to loans were the main drivers of the strong improvement in results.

- The Insurance business's net operating profit more than doubled from EUR 411 million to EUR 996 million. Excluding Assurant and Seguros Bilbao, net operating profit increased from EUR 150 million to EUR 915 million. Value adjustments to the equity portfolio added EUR 225 million to net operating profit, whereas last year they depressed it by EUR 592 million. Net realised capital gains came down by EUR 154 million. Excluding Assurant and Seguros Bilbao, net operating profit before realised capital gains increased by 18% as a result of a continued good performance at Life and an excellent performance at Non-life.

Key figures (in EUR million)	**First nine months 2004**	**First nine months 2003**	**% change**	**% change [1]**
Net operating profit before realised capital gains	1,902	1,428	33	53
Banking	1,246	759	64	
Insurance	764	815	(6)	18
General	(108)	(146)	(26)	
Net realised capital gains [2]	307	533	(42)	(41)
Net operating profit excluding value adjustments to the equity portfolio	2,209	1,961	13	24
Value adjustments on the equity portfolio	257	(585)	*	*
Realised	*(66)*	*(756)*	*(91)*	*(91)*
Unrealised	*323*	*171*	*89*	*
Net operating profit	**2,466**	**1,376**	*79*	
Banking	1,591	1,139	40	
Insurance	996	411	*	*
General	(121)	(174)	(30)	
Non-operating items	250	(28)	*	(51)
Net profit	**2,716**	**1,348**	*	

[1] *Excluding Assurant and Seguros Bilbao.*
[2] *Excluding equity portfolio, after tax.*

- Net operating profit before realised capital gains increased by EUR 171 million (+34%) to EUR 676 million (+56% excluding Assurant and Seguros Bilbao). Net operating profit went down by EUR 56 million (-8%) to EUR 637 million, due to lower net realised capital gains and substantially lower value adjustments to the equity portfolio.
  Compared with the second quarter of 2004, net operating profit before realised capital gains slipped only 1% to EUR 676 million, whereas, excluding Assurant and Seguros Bilbao, it stabilised.

- The Banking business's net operating profit before realised capital gains advanced EUR 188 million (+77%) to EUR 432 million, thanks to higher revenues, lower value adjustments on loans and lower costs. Net operating profit increased by EUR 146 million (+51%) to EUR 434 million. Value adjustments to the equity portfolio went down by EUR 45 million.
  Compared with the second quarter of 2004, net operating profit before realised capital gains dropped by EUR 40 million (-8%) to EUR 432 million. The ongoing reduction in operating expenses (-2%) could not fully compensate for the decline in total revenues net of interest expense (-4%), while value adjustments on loans (including real estate and other) increased by EUR 16 million (+40%).

- The Insurance business's net operating profit before realised capital gains dropped by 11% to EUR 265 million. However, excluding Assurant and Seguros Bilbao, a 15% increase was posted. Net operating profit decreased by EUR 215 million (-48%) to EUR 230 million as a result of a decrease in net realised capital gains and lower value adjustments to the equity portfolio (-44% excluding Assurant and Seguros Bilbao).
  Compared with the second quarter of 2004, net operating profit before realised capital gains increased by 2% (+5% excluding Assurant and Seguros Bilbao).

Key quarterly figures (in EUR million)

	Q3 2004	Q3 2003	% change	% change[1]	Q2 2004	% change	% change[1]
Net operating profit before realised capital gains	676	505	*34*	*56*	685	*(1)*	(
Banking	432	244	*77*		472	*(8)*	
Insurance	265	299	*(11)*	*15*	260	*2*	*5*
General	(21)	(38)	*(44)*		(47)	*(56)*	
Net realised capital gains [2]	(25)	33	*	*	30	*	
Net operating profit excluding value adjustments to the equity portfolio	651	538	*21*	*42*	715	*(9)*	*(9*
Value adjustments to the equity portfolio	(14)	155	*	*	90	*	
Realised	*27*	*(109)*	*	*	*1*	*	*
Unrealised	*(41)*	*264*	*	*	*89*	*	*
Net operating profit	**637**	**693**	***(8)***	***0***	**805**	***(21)***	***(21***
Banking	434	288	*51*		504	*(14)*	
Insurance	230	445	*(48)*	*(44)*	349	*(34)*	*(35)*
General	(27)	(40)	*(32)*		(48)	*(44)*	
Non-operating items	1	(16)	*	*	(2)	*	
Net profit	**638**	**677**	***(6)***	***3***	**803**	***(20)***	***(20***

[1] *Excluding Assurant and Seguros Bilbao.*
[2] *Excluding equity portfolio, after tax.*

Fortis CEO Jean-Paul Votron comments:

'Although I only joined Fortis at the start of the fourth quarter, I am very pleased to present this set of good results. In the first nine months of 2004, net operating profit before realised capital gains increased by 33% compared with the challenging 2003. The main drivers of the strong operating improvement were tight cost control, lower value adjustments on loans and very strong technical results at Non-life insurance. Therefore, barring unforeseen circumstances and with the stock markets remaining at today's levels, this should result in at least a 30% increase in net operating profit for Fortis as a whole in 2004.

'After almost seven weeks in office, I am even more excited about my new job than I was at the start. The Fortis people I have met in that period have strengthened my conviction of being part of a dynamic company with many opportunities. After a period of integration with strict cost and risk control, our key focus in the years ahead will be on profitable revenue growth, while maintaining our efficiency discipline. The current strategy will be the basis for this, although it will have a sharpened focus on the key axes of our future development. I look forward to discussing my views and plans with you at the end of January 2005.'

	First nine months 2004	First nine months 2003
Net equity (in EUR million)	13,609	11,894 [1)]
Return on equity (in %) [2)]	29.1	18.3
Per share:		
• Net operating profit	1.90	1.06
• Net profit	2.09	1.04
• Net equity	10.48	9.16 [1)]
Weighted average shares (in thousands)	1,298,200	1,295,380

[1)] *Year-end.*
[2)] *Based on last twelve months.*

Banking business

Net operating profit increased by 40% to EUR 1,591 million compared with the same period last year. Value adjustments to the equity portfolio were EUR 21 million higher, but net realised capital gains were EUR 56 million lower. Net operating profit before realised capital gains increased by 64% to EUR 1,246 million. Total revenues net of interest expense were slightly above the level of the first nine months of 2003. Revenue quality improved as the more stable elements gained importance. Substantial increases in net interest income (+7%) and commissions (+10%) were offset by lower net realised capital gains and a lower trading result within other revenues. Value adjustments on loans (including real estate and other) declined by a significant 65% to EUR 200 million. Operating expenses remained tightly controlled, coming down by 3% to EUR 3,753 million. The cost/income ratio (netting for leasing and excluding equity portfolio, including FB Insurance) dropped from 62.1% to 58.9% and FTEs were reduced by 5% compared with the end of September 2003 to 36,118.

Key figures [1] (in EUR million)	First nine months 2004	2003	% change	Quarterly Q3 2004	Q3 2003	% change	Q2 2004	% change
Total revenues, net of interest expense	6,090	6,008	*1*	1,884	1,788	*5*	1,962	*(4)*
Net interest income	3,446	3,216	*7*	1,117	1,127	*(1)*	1,171	*(5)*
Commissions	1,453	1,316	*10*	471	444	*6*	490	*(4)*
Capital gains	422	517	*(18)*	7	(37)	*	(1)	*
Other revenues	769	959	*(20)*	289	254	*14*	302	*(4)*
Value adjustments	(200)	(572)	*(65)*	(54)	(197)	*(73)*	(38)	*40*
Operating expenses	(3,753)	(3,875)	*(3)*	(1,219)	(1,271)	*(4)*	(1,249)	*(2)*
Operating profit before taxation	2,137	1,561	*37*	611	320	*91*	675	*(9)*
Net operating profit before realised capital gains	1,246	759	*64*	432	244	*77*	472	*(8)*
Net realised capital gains [2]	286	342	*(16)*	3	0	*	9	*(62)*
Net operating profit excluding value adjustments to the equity portfolio	1,532	1,101	*39*	435	244	*78*	481	*(9)*
Value adjustments to the equity portfolio	59	38	*59*	(1)	44	*	23	*
Realised	*(13)*	*1*	*	*1*	*(26)*	*	*(15)*	*
Unrealised	*72*	*37*	*98*	*(2)*	*70*	*	*38*	*
Net operating profit	**1,591**	**1,139**	***40***	**434**	**288**	***51***	**504**	***(14)***

[1] *Excluding FB Insurance.*
[2] *Excluding equity portfolio, after tax.*

- Net interest income for the first nine months of 2004 improved by 7% to EUR 3,446 million. This rise was mainly due to higher volumes, increased commercial margins and a more favourable yield curve. Net interest income dropped 5% to EUR 1,117 million in the third quarter of 2004 compared with the second quarter, mainly due to a flattening of the yield curve, a historically low duration and margin compression.

- Net commission income rose 10% to EUR 1,453 million as a result of higher fees in asset management, corporate finance, payment services and credits. Fees for assets under management went up 18% to EUR 550 million on the back of, on average, higher stock markets. Net commissions decreased by 4% to EUR 471 million in the third quarter compared with the second quarter of 2004. This was due to seasonality in fees related to security transactions and lower insurance fees in line with the premium evolution at FB Insurance. Compared with the third quarter of 2003, net commission income rose by 6%.

- Net realised capital gains came down by 16% to EUR 286 million in the first nine months of 2004 due to the absence of any significant net realised capital gains in the second and third quarter compared with EUR 342 million in the first nine months of last year.

- Other revenues declined by 20% to EUR 769 million. Weak results on financial transactions were not fully offset by sharply higher other income. In the third quarter, results on financial transactions came in 32% lower than in the second quarter, when trading results benefited from the traditionally strong results at Information Banking. Other income progressed favourably as a result of higher income from leasing and a steep increase in income from participating interests, which benefited from higher dividends, profit of associated companies and the disposal of financial assets in the third quarter of 2004.

- Value adjustments on loans (including real estate and other) fell by 65% to EUR 200 million in the first nine months of 2004, mainly as a result of sharply lower loan losses at Merchant Banking. Retail and Commercial Banking contributed to the decrease in value adjustments as well. The credit loss ratio dropped from 43 to 13 basis points compared to the first nine months of 2003. Value adjustments in the third quarter amounted to EUR 54 million. Value adjustments for the whole year are expected to be around 15 basis points of total loans to customers.

- As operating expenses were reduced by 3%, Fortis remained on target in terms of keeping operating costs at least flat compared to last year. The decrease in FTEs by 1,910 to 36,118 compared with the end of September 2003, drove staffing costs down by 2%. Other operating costs dropped 9%. The cost/income ratio (netting for leasing and excluding equity portfolio, including FB Insurance) was 58.9% – a significant improvement on the 62.1% achieved in the same period last year, despite lower capital gains and lower trading results.

- Risk-weighted commitments increased by 6% versus year-end 2003 to EUR 171.0 billion as a result of an increase in loans to customers.

	First nine months 2004	First nine months 2003	FY 2003
Cost / income ratio [1)]	58.9%	62.1%	62.7%
RWC (EUR billion) [2)]	171.0	152.2	161.5
Credit loss ratio (in bp) [3)]	13	43	40
Tier-1 ratio	8.0	8.4	7.9
Capital adequacy ratio	11.9	13.1	12.4
FTEs	36,118	38,028	37,444

[1)] *Netting for leasing and excl. equity portfolio, incl. FB Insurance.*
[2)] *End of period.*
[3)] *Annualised value adjustments on loans to customers as a permillage of gross loans to customers (end of period).*

Insurance activities

Net operating profit more than doubled from EUR 411 million to EUR 996 million. Value adjustments to the equity portfolio contributed EUR 212 million to net operating profit compared with a loss of EUR 593 million in the first nine months of last year. Net realised capital gains were substantially lower.

Please note that the analysis below contains figures excluding Assurant and Seguros Bilbao.

Net operating profit before realised capital gains increased by 18% to EUR 669 million owing to a continued good performance in Life and an excellent performance in Non-life. Net realised capital gains dropped to EUR 21 million from EUR 175 million. Excluding the costs of the acquired Life portfolio of Swiss Life España at CaiFor, operating costs went down. Net operating profit before realised capital gains in Life increased by 14% to EUR 394 million as a result of better technical results and higher non-technical income. In Non-life net operating profit before realised capital gains went up by 25% to EUR 275 million thanks to higher volumes and higher financial income. The combined ratio remained stable at 97%.

Key figures (excluding Assurant and Seguros Bilbao)

(in EUR million)	First nine months 2004	2003	% change	Quarterly Q3 2004	Q3 2003	% change	Q2 2004	% change
Gross premiums	9,953	9,956	0	2,850	2,738	4	3,148	(9)
Life	*6,232*	*6,483*	*(4)*	*1,782*	*1,756*	*1*	*2,064*	*(14)*
Non-life	*3,721*	*3,473*	*7*	*1,068*	*982*	*9*	*1,084*	*(1)*
Operating expenses	(1,878)	(1,855)	1	(616)	(599)	3	(609)	1
Commissions	*(825)*	*(804)*	*3*	*(267)*	*(259)*	*3*	*(274)*	*(3)*
Operating costs	*(971)*	*(969)*	*0*	*(327)*	*(318)*	*3*	*(323)*	*1*
Technical results	871	791	10	309	274	12	307	1
Life	*530*	*502*	*6*	*186*	*163*	*15*	*172*	*9*
Non-life	*341*	*289*	*18*	*123*	*111*	*11*	*135*	*(9)*
Net operating profit before realised capital gains	669	567	18	241	211	15	231	5
Net realised capital gains [1]	21	175	(88)	(28)	24	*	21	*
Net operating profit (excluding value adjustments to the equity portfolio)	690	742	(7)	213	235	(10)	252	(16)
Value adjustments to the equity portfolio	225	(592)	*	(5)	132	*	67	*
Realised	*(58)*	*(750)*	*(92)*	*27*	*(82)*	*	*15*	*81*
Unrealised	*283*	*158*	*79*	*(32)*	*214*	*	*52*	*
Net operating profit	**915**	**150**	*	**208**	**367**	**(44)**	**319**	**(35)**
Net operating profit Assurant / Seguros Bilbao	81	261	(69)	22	78	(70)	30	(19)
Net operating profit - Total	**996**	**411**	*	**230**	**445**	**(48)**	**349**	**(34)**

[1] *Excluding equity portfolio.*

- Gross Life premiums fell 4% to EUR 6,232 million compared with the first nine months of 2003. In the Netherlands the emphasis on the sale of profitable products led to a 5% decrease in gross Life premiums. In Belgium premiums dropped as a result of the lower guaranteed crediting rates compared with the first nine months of 2003, when premiums reached exceptional levels in anticipation of crediting rate reductions.
  In the third quarter, gross Life premiums dropped by 14% compared with the second quarter, due to lower premiums at FB Insurance, which benefited from a successful marketing campaign in the second quarter.

  At Fortis ASR, a greater focus on overall profitability resulted in 5% lower gross Life premium income to EUR 2,116 million, due to lower sales in the single-premium segment (-17%). Sales from regular-premium life policies advanced 5% owing to an increase in pension insurances, group Life and mortgage-related Life insurances. Assets under management were 9% higher than at the end of December 2003. Gross group Life premium income went up by 28% to EUR 490 million, which is in line with Fortis ASR's strategy to grow selectively in this market.

  At Fortis AG, gross Life premiums fell by 12% to EUR 1,251 million. Individual Life premiums showed a decrease of 22% to EUR 737 million. Sales volumes did not match the exceptionally high level of 2003. Group Life premiums increased by 7% to EUR 514 million. This increase may be attributed to a number of factors, including the introduction of two new sector plans. Assets under management were 26% higher than at the end of December 2003.

At FB Insurance, gross Life premium income remained stable at EUR 1,078 million compared with the first nine months of last year, when traditional and universal Life premiums reached exceptional levels in anticipation of crediting rate reductions. Individual unit-linked products improved sharply.

At Fortis Insurance International, gross Life premiums increased by 3% to EUR 1,186 million. Higher gross premiums at CaiFor (Spain) more than compensated for lower gross premiums at Fortis Assurances (France).

- Technical results in Life increased by 6% to EUR 530 million. This was mainly due to better results at FB Insurance and Fortis ASR (driven by higher investment income), partly offset by lower technical results at Fortis AG. In the third quarter, technical results came to EUR 186 million, an increase of 9% versus the second quarter of 2004 and a 15% rise compared with the third quarter of 2003.

- Gross Non-life premiums increased by 7% to EUR 3,721 million as all companies improved their performance as a result of rate increases and new business.

  At Fortis ASR, gross Non-life premium income advanced 9% to EUR 1,728 million, mainly as a result of new legislation, which benefited the Accident & Health business.

  At Fortis AG, gross Non-life premium income rose by 3% to EUR 712 million, as a result of higher volumes in Motor and improved healthcare and disability sales at Accident & Health.

  At FB Insurance, gross Non-life premium income improved by 6% to EUR 136 million, driven by the Motor and Fire business.

  At Fortis Insurance International, gross Non-life premium income increased by 8% to EUR 1,145 million, mainly due to favourable developments at Fortis Insurance (United Kingdom).

- Technical results in Non-life improved by 18% to EUR 341 million as a result of higher volumes and a better claims ratio in Fire. In the third quarter technical results increased by 11% to EUR 123 million compared with the third quarter of 2003. Technical results came down by 9% versus the second quarter due to strengthening of technical provisions at Fortis Corporate Insurance.

- Operating costs remained flat. At Fortis ASR operating costs were down by 2%, benefiting from the integration process started last year. At FB Insurance costs were also lower than last year. Higher costs at Fortis Insurance International, due to the incorporation of the portfolio of Swiss Life España and to the business development in the UK, cancelled out these efficiency improvements. Commissions increased by 3%, reflecting higher volumes in Non-life compared with last year. Staff costs dropped by 4% versus the first nine months of 2003 and other operating costs remained stable. In the first nine months of 2004, the number of FTEs increased by 122, from 12,874 to 12,996. This increase was largely accounted for by Fortis Insurance International, reflecting the integration of the portfolio of Swiss Life España and increased activities in the United Kingdom. FTEs at Fortis Insurance International rose by 8% to 2,909. FTEs at Fortis ASR fell by 2% to 4,879 and at Fortis AG FTEs were reduced by 1% to 4,507.

- The combined ratio remained stable at 97%, compared with the first nine months of 2003. Both the expense ratio and the claims ratio were level versus last year.

Key ratios

Excluding Assurant and Seguros Bilbao	**First nine months 2004**	**First nine months 2003**	**FY 2003**
Combined ratio	97	97	99
Expense ratio	34	34	34
Claims ratio	63	63	65
Assets under management (in EUR billion)	74.3	63.5	65.2
FTEs	12,996	13,101	12,874

Solvency

In EUR billion	**30 September 2004**	**31 December 2003**
Net core capital	**19.5**	**18.5**
Legally required minimum	10.3	10.1
Surplus above legally required minimum	9.3	8.4
Surplus above legally required minimum (as %)	91	83
Fortis's floor	16.2	16.1
Surplus above Fortis's floor	3.3	2.4
Surplus above Fortis's floor (as %)	20	15

Net core capital is calculated conservatively. It excludes any unrealised capital gains on the bond portfolio, goodwill, and any elements of Embedded Value.

At 30 September 2004, net core capital was EUR 19.5 billion, which was EUR 9.3 billion (91%) above the legally required minimum and EUR 3.3 billion (20%) above Fortis's own floor. The Tier-1 ratio and capital adequacy ratio of the bank remained high, at 8.0% and 11.9% respectively.

The sensitivity to a 10% movement in the equity markets was EUR 0.3 billion at 30 September 2004. In the first nine months of 2004 the improved equity markets contributed substantially to the rise in Fortis's net core capital, which went up by EUR 1.0 billion. As a result of the improved stock markets since the end of September 2004, net core capital increased by EUR 0.1 billion. The Tier-1 issue of Fortis Bank in October 2004 will have an additional positive impact on net core capital of EUR 1.0 billion.

Developments per business

I. Network Banking

- **Net operating profit up from EUR 631 million to EUR 1,221 million (+EUR 590 million)**
- **Improving revenues for Retail Banking**
- **FB Insurance on track**
- **Commercial Banking presents an increasing and substantial bottom-line.**

Net operating profit at **Network Banking** almost doubled from EUR 631 million in the first nine months of 2003 to EUR 1,221 million this year. This increase was largely driven by improving value adjustments to the equity portfolio at FB Insurance, advancing from a loss of EUR 142 million to a gain of EUR 64 million. All three commercial businesses at Network Banking contributed to an increased net operating profit. Retail Banking was the main contributor by simultaneously improving revenues, cutting costs and reducing value adjustments on loans. FB Insurance saw the same evolution, be it on a smaller scale. Commercial Banking's revenues continued to grow while costs were stable. Value adjustments on loans are now lower than they were in the same period in 2003.

In the first nine months of this year, **Retail Banking** saw its total revenues rise by 6% due to higher net interest income and higher commissions. Interest income grew steadily in Belgium and the Netherlands. In Belgium, higher volumes in both loans and deposits but also the continuing shift in the 'save & invest' domain to more profitable products were responsible for this increase. In the Netherlands, interest income was driven by a strong increase in the mortgage portfolio. In Luxembourg, interest income remained stable, despite the EU tax harmonisation and fiscal amnesties in neighbouring countries. For Retail Banking as a whole, commissions improved, driven by higher production of savings and investment products. The different retail entities co-ordinate their actions regularly to create and launch common solutions in the different markets, such as the '4x5%' formula. This summer, Retail Banking Belgium launched a massive and highly successful asset gathering campaign around this product, bringing in more than EUR 1 billion.

The loan portfolio has grown and has improved in terms of quality. Value adjustments on loans declined substantially as a result of the improved credit quality and the release of existing provisions.

Operating costs remained under control thanks to reductions in the number of branches and FTEs. The cuts are on track. In the Benelux countries, the number of FTEs was cut by 6% to 12,610. In Belgium, the closure of 29 Fortis Bank branches in the third quarter brought the number of branches down to 1,252.

The 'Privilege Expat benefits and services' for newly arrived EU officials was launched in Belgium in September to offer them adequate financial and insurance solutions (http://www.fortisbank.be/Expats). Retail Banking Belgium started a nation-wide television and advertising campaign to attract customers by underlining Fortis Bank's 'service excellence' and 'better value for money'. A new youth campaign seeks to create top of mind awareness for Fortis Bank as a financial partner among young people between 18 and 25 who have become financially independent. Moreover, the on-line PC Banking solution continues to attract web-banking users, now totalling 700,000 customers.

In the Netherlands, a mass media campaign involving TV, radio and direct marketing was initiated at the end of August to actively promote its mortgage loans. In late September, Banque Générale du Luxembourg also confirmed its leading and innovative position in the market by launching Easihome, a package offering a mortgage formula combined with traditional life and non-life products and an attractive 'savings for kids' incentive.

At **FB Insurance**, the Life business continued to perform well with EUR 1,678 million gross premium income, in line with very high new business in the first nine months of 2003. Revenues from Traditional Life and Savings of EUR 1,221 million were driven by a successful campaign, but was 9% lower than the exceptionally high volumes in the first nine months of 2003, when interest rates showed a decreasing trend. Unit-linked gross premium income climbed 49% to EUR 346 million, albeit coming from a low base in 2003.

Non-life activity is well on track with an increase in gross premium income by 6% to EUR 136 million, driven by the Motor and Fire business.

The positive stock market trends boosted net operating profit to EUR 208 million. Net operating profit before capital gains improved by 13% to EUR 143 million thanks to a technical result in Life that benefited from a better investment margin, mainly attributable to higher invested volumes. The Non-life business showed a lower technical result compared with an excellent year in 2003 owing to low claims incurred. This business continues to perform very well with a combined ratio of 86%.

At **Commercial Banking**, revenues increased by 6% during the first nine months of 2004 compared with the corresponding period in 2003. On a like-for-like basis, excluding the impact of the sale of Commercial Banking's activities in Hong Kong at the beginning of this year, revenues continued to grow by 9%. Driving this increase are higher volumes in credits. Customers increasingly opt for asset-backed solutions rather than classic products. Risk-Weighted Commitments grew at a significantly slower pace compared with revenues. This illustrates that Fortis's customers do not merely buy loans. Growth is realised primarily in entities offering value-added skills (Leasing and Factoring) and in markets where Fortis is considered to be a challenger. At a global level, costs remain flat. However, important investments have been made in regions where we expect our market share can improve. At the same time, substantial cost efficiencies have been achieved in our home markets. Value adjustments on the loan portfolio fell below last year's level.
Commercial Banking is currently present in 10 countries and continues to expand. It opened a new Business Centre in Dortmund in the third quarter, and now has six Business Centres in Germany: Cologne, Trier, Saarbrücken, Stuttgart, Munich and Dortmund.

The results of a customer survey held in 30 Business Centres in Europe confirm the importance of the relationship manager and the success of the 'Act as One' approach, both of which are essential elements in Commercial Banking's strategy. Some 47 % of Fortis Bank's customers gave the Bank a 'very good' or 'excellent' rating. Two thirds of its customers are willing to recommend the Bank to their network of colleagues and customers. The relationship manager was granted a 'very good' or excellent' rating by 62% of customers. Fortis Bank Commercial Banking will repeat this survey each year and will use the findings to improve its services.

Fortis Lease Group finalised the acquisition of Deutsche Immobilien Leasing France (DIL) in the third quarter. It was renamed Fortis Lease Immobilier France 'FLIF'.

II. Merchant Banking

- **Net operating profit in the first nine months of 2004 improved 20% to EUR 346 million, compared with last year**
- **Loan loss provisions remain low**
- **Solid performance by Corporate and Institutional Client business.**

Merchant Banking's net operating profit for the first nine months of 2004 came to EUR 346 million, a 20% increase compared with last year. The increase was driven by good corporate client activity and by lower value adjustments on loans. The flattening yield curve and lack of market volatility created a difficult trading environment and the tightening of credit spreads impacted the interest margin negatively. In the third quarter net operating profit stood at EUR 97 million, down 36% from the previous quarter.

Business with corporate clients continues to expand, although margins are going down. Tools to monitor the cross-selling efforts have been further improved, providing a better understanding of Merchant Banking's clients and hence a more focused customer approach.

The Shipping, Commodities and Export & Project Finance activities continue to generate better than expected results. This is also true for Distribution & Services and Chemicals & Pharma. Loan loss provisions remain at a very low level, reflecting the improved credit quality on the back of a more stringent credit policy. Fee income was up thanks to an increasing number of successful mandates in corporate finance.

The institutional client business improved again as a result of the more focused commercial approach to this client segment, and the Fund Services department continued to deliver steady results. As in the previous quarter, Private Equity activities benefited further from improving market conditions.

Trading revenues were negatively influenced by the challenging business environment. The typically quiet summer months, low volatility and geopolitical uncertainty continued to affect markets. Whereas Forex performed normally, Fixed Income and Money Markets Trading activities had a more difficult time. The Credit Spread division posted excellent results in terms of both client business and trading activity. The division continues to be successful, bringing new structured deals to the market, especially for Private Banking clients and Asset Managers. Equity Trading was fully in line with expectations.

Costs at Merchant Banking remain under control. At the end of September the number of FTEs stood at 2,740.

Fortis Bank won the Carbon Trade of the Year award for the first-ever trade of European Union Emission Allowances (EUAs), using a contract adapted from the Master Agreement of the International Swaps and Derivatives Association, Inc. (ISDA). The transaction with Dresdner Kleinwort Wasserstein has effectively created the market standard.

III. Investment Services

Private Banking & Trust

- **Net operating profit up by 20% to EUR 109 million compared with the first nine months of 2003**
- **Assets under management up by 5% to EUR 53 billion compared with year-end 2003**
- **Existing and new clients introduced to an innovative integrated service offering**
- **MeesPierson opened new offices in expanding markets**

Net operating profit went up by 20% to EUR 109 million compared with the first nine months of 2003.

The strong results of the first half-year continued in the third quarter, during which the traditional seasonality impact on transaction-related income was offset by some releases of value adjustments.

Assets under management increased by 5% compared with year-end 2003, with market appreciation, internal transfers and new inflows of assets more than compensating for the outflow of - mostly low-margin - assets.

Compared with the first nine months of 2003, the improved performance is mainly driven by higher revenue margins on assets under management and better revenues on trust services. Together with lower value adjustments, these revenues outweighed cost increases, which can be explained by the increased cost base due to recent acquisitions and the implementation of Growth Initiatives.

The drive launched by MeesPierson Growth Initiatives continued in the third quarter with a focus on the expansion of competencies and geographic expansion in growing markets. In addition to new products launched by Real Estate, Investments and Structuring, MeesPierson opened offices in Istanbul and Shanghai; the opening of additional offices in Russia, Asia and the Middle East is in preparation. In Asia, MeesPierson's presence has been further strengthened by the acquisition of PCS Limited, a provider of business services in Hong Kong.

Fortis Investments

- **Net operating profit stable at EUR 33 million (including the effect of the changed tax allocation)**
- **Assets under management increased by 7% to EUR 83 billion compared with year-end 2003**
- **Net revenues up 7% - fee revenues up 11%**
- **Net new cash generation of EUR 2.8 billion**

Including one-off costs attributable to the pension business in the US, net operating profit was stable at EUR 33 million (including the effect of the changed tax allocation). Operating profit before tax rose by 6% to EUR 51 million. Assets under management rose by EUR 5.1 billion from the end of December 2003 and by EUR 6.0 billion from the end of September 2003. Net new cash, year to date, was EUR 2.8 billion, generated in equal measure by institutional and retail clients.

Net revenues increased by 7% on the same period last year. As part of this figure, investment management fees went up 11%, reflecting a rise in the overall earnings quality. Costs over the period were essentially flat, excluding the impact of the Japanese acquisition and the one-off costs attributable to the pension business in the US. Once again, net margins showed a rising trend.
At the end of September 2004, Fortis Investments had 706 FTEs, including 180 investment professionals.

Fortis Investments continued to enhance its investment capabilities by adding Structured Credit to its US Fixed Income team. The expanded team will operate from Boston and New York.

Over the period, Fortis Investments completed its global rebranding with its operation in Indonesia, it was awarded a QFII (Qualified Foreign Institutional Investor) licence in China on October 11, and benefited from a record launch of the Fortis B ('4 x 5%') Fix Fund in Belgium.

Information Banking

- **Net operating profit up 2% from EUR 88 million to EUR 90 million**
- **Integration of services to professional traders**

Net operating profit for the first nine months of 2004 went up 2% from EUR 88 million to EUR 90 million. Gross revenues went up 3% due strong securities lending activities in Europe as well as income from hedge fund servicing. Income from servicing of professional traders is still under pressure. The operating costs increased slightly by 2%, but are still well under control.

Information Banking strives to be a major bank for asset financing services. Using the principle of asset gathering and asset utilisation, Information Banking offers integrated services combining custody, clearing, securities financing, lending and yield enhancement strategies such as structured products and arbitrage. Information Banking targets the following client groups: professional traders, institutional investors, banks and alternative investment funds.

A new legal structure, in which all of Fortis Clearing's international activities will be offered by a single legal entity, will bring multiple advantages to professional traders, such as integrated reporting, transparency of supervision and more efficient allocation of capital. This integration of services has begun in Europe.

"In the *Global Custodian 2004 Agent Banks in Developed Markets Survey,* Information Banking's clients market ranked the business among the best local providers."

With the establishment of a Prime Funds Solutions subsidiary in Milan, Information Banking intends to bring to Italy its worldwide successful experience in providing flexible financing solutions to fund managers and fund of funds managers, be they regular funds or hedge funds.

IV. Fortis ASR

- **Net operating profit increased by EUR 228 million to EUR 369 million**
- **Both Life and Non-life contributed to the positive result**
- **Gross Life premiums decreased by 5% to EUR 2,116 million**
- **Gross Non-Life premiums grew 9% to EUR 1,728 million**
- **Non-life combined ratio improved to 96%**

Net operating profit came to EUR 369 million, compared with a net operating profit of EUR 141 million in the same period last year. This recovery was due largely to the pickup in the equity market since its low in March 2003. Net operating profit before realised capital gains rose sharply by 23% to EUR 270 million. Gross premium income in the first nine months was virtually unchanged at EUR 3,844 million.

Gross premium income from Life came down 5%, to EUR 2,116 million. The 17% decline in the single-premium segment to EUR 788 million was the result of the newly introduced policy, which emphasises the sale of more profitable products. Sales from regular-premium life policies advanced 5% to EUR 1,329 million, due to both an increase in pension insurance (individual and group), and a rise in mortgage life insurance. Net operating profit before realised capital gains from Life increased compared with last year as a result of lower costs, higher investment income received, and lower taxation.

In Non-life, net operating profit before realised capital gains climbed, mainly owing to favourable developments at Accident & Health and Fire. Technical results improved by 34% thanks to higher premium volumes, lower costs, higher interest income, and ongoing strong claims control. Gross premium income from Non-life increased 9% to EUR 1,728 million. Accident & Health (+15% to EUR 915 million) and Fire (+5% to EUR 246 million) in particular recorded growth. The increase in sick leave insurance at Accident & Health was due mainly to the effect of the Extended Compulsory Sick Pay Act (*WULBZ2*), the requirement introduced on 1 January to extend sick pay to two years, and to growth in disability insurance due to the abolition of the Occupational Disability Insurance for Self-Employed Persons (WAZ) as of August. The planned acquisition and integration of the small disability insurance company Fundum is in keeping with Fortis ASR's growth strategy in the Healthcare sector.
The combined ratio in Non-life improved from 97% to 96%.

Fortis ASR intends to increase its real estate portfolio and to shift the emphasis in its asset mix towards real estate. The recently announced EUR 460 million purchase of five shopping centres for Fortis ASR's investment portfolio marks the largest real estate transaction ever concluded in the Netherlands between a project developer and an investor.

The integration of the three general insurance companies AMEV, Stad Rotterdam and Woudsend is on course. In the period under review, it was announced that the name of the new insurance company -- which will become operational in October 2005 -- will be Fortis ASR. With the choice of this new consumer brand, Fortis's brand policy has now also been introduced in the Dutch insurance arm. The integration and harmonisation process started last year has resulted in a reduction in the number of FTEs and a decline in operating costs. Costs came down 2% to EUR 409 million. Of the 750 FTEs targeted for reduction in the period 2003-2006, more than 400 have been achieved. Where necessary, vacancies were temporarily filled with agency staff to keep or bring performance up to standard. The number of FTEs is now 4,879.

V. Fortis AG and Fortis Insurance International

Fortis AG

- **Net operating profit increased by EUR 279 million to EUR 236 million**
- **Gross Life premiums decreased by 12% to EUR 1,251 million**
- **Gross Non-Life premiums grew 3% to EUR 712 million**
- **Combined ratio remained stable at 97%**
- **Operating costs remained flat**

Net operating profit increased by EUR 279 million to EUR 236 million. This increase may be attributed almost entirely to positive value adjustments on shares. Net operating profit before realised capital gains increased by 5% to EUR 175 million, reflecting an improvement of the investment margin after the one-off charge in the first half year. Net operating profit before realised capital gains in Life remained stable, while net operating profit before realised capital gains in Non-life increased. Operating costs remained flat and the workforce declined slightly since end 2003, from 4,534 to 4,507.

Compared with the first nine months of 2003, the total gross premium income decreased by 7% to EUR 1,963 million. Life registered a 12% decline to EUR 1,251 million, and Non-Life a growth of 3% to EUR 712 million.

Individual Life premiums showed a 22% decrease to EUR 737 million. In the first three quarters production was unable to match the exceptionally high level of production in 2003. Note, however, that assets under management in Individual Life have continued to grow by 10% since the beginning of the year. The sale of products providing a tax advantage increased by 28%, thanks to the successful introduction of the Voluntary Supplementary Pension for the Self-employed. In September, Top Protect – Best profile was launched: a new unit-linked capital-guaranteed product with a subscription period in the autumn of 2004.

Employee Benefits' gross premium income reached EUR 514 million, corresponding to an increase of over 7% compared with last year. This increase may be attributed primarily to the continuous evolution of our traditional portfolio. Similarly, the success of the flexible e-Benefits products as well as income from early retirement plan products largely contributed to the recorded growth. Note also the contribution of two sector-wide plans (Fuel and Food) to Employee Benefits' premium income during the third quarter. The law on Supplementary Pensions, in force since the beginning of 2004, is a real step forward in the field of sector-wide pension plans and pension funds.

In Non-life, the 3% increase in gross premium income to 712 million was the result of the continued growth of the portfolio and a growth of average premiums. Portfolio growth was driven by both retail customers and small enterprises. The actions launched in the scope of the Motor Show contributed to the important growth in Motor insurance. As regards health insurance product lines, the steady improvement of the range of products and the quality of related services in previous years generated a noticeable increase in premium income.

The technical results in Non-Life were 1% higher than last year. The Individual insurance market, especially in Motor and Home insurance products, showed a lower claims frequency and lower average claim costs. The market for small and medium-sized enterprises posted a lower result than last year due to a less favourable claim evolution.
The Non-life combined ratio was comparable to last year's, i.e. about 97%. The improvement in net operating profit before capital gains in Non-life may be attributed to non-allocated financial income and tax effects.

Fortis Insurance International (excluding Seguros Bilbao)

- **Net operating profit up 83% from EUR 56 million to EUR 102 million**
- **Fortis Corporate Insurance, Fortis UK and CaiFor are performing very well**
- **Life premiums doubled in China and Malaysia, strong start in Thailand**

The sharp rise in net operating profit was driven by very good results in Europe, as well as by the negative impact of value adjustments to the equity portfolio in 2003. Net operating profit before capital gains increased 45% from EUR 56 million to EUR 82 million.

- **Europe**

Net operating profit of **CaiFor (Spain; stake Fortis 40% in Life and 60% in Non-life)** improved strongly thanks to new production in risk products and to the integration of the portfolios of Swiss Life España and SCH Previsión. Production in risk products rose sharply (+33%) as a result of continued promotional efforts and increased cross-selling with 'la Caixa' mortgages and consumer lending. This resulted in a more profitable business mix. Life premiums grew from EUR 423 million to EUR 482 million mainly as a result of the integration of the portfolios of Swiss Life España and SCH Previsión.
CaiFor officially launched the VidaCaixa Previsión Social label for its Group Life activities: 4,500 clients and EUR 12.4 billion in assets under management. VidaCaixa Previsión Social will offer large and medium-sized companies a full range of pension and life risk solutions through brokers, consultants and 'la Caixa's' branch network.

Fortis Insurance (United Kingdom) continued to show improvement during the first nine months of 2004, with gross premiums up 10%, particularly within its core private Motor insurance business. Growth in the Household business continued through the quarter, also in the company's Travel and Commercial Lines.

Fortis Luxembourg Vie (Luxembourg) rolled out its bancassurance distribution in its home market. The sale of unit-linked products offered to non-residents under the Freedom of Services Act increased by 6%. The company is building a strong reputation in Group Life. Net operating profit increased noticeably thanks to the continuous growth of assets under management and strict control of expenses. **Fortis Luxembourg IARD** recently started distributing selected Non-life products through BGL's network.

At **Fortis Assurances (France),** gross premium income was stable thanks to strongly improved productivity of the reduced sales force and good performance of the new unit-linked products. Fortis Assurances is actively targeting the self-employed market. It has successfully completed the sale of the bank partnerships' portfolio (excluding CaixaBank).

Fortis Corporate Insurance almost doubled its net operating profit. The positive trend is visible in nearly all business lines, but mostly in Fire. Gross premium income increased by 3%. Growth is achieved mainly in Marine and Third-party Liability insurances.

- **Asia**

Taiping Life (China; Fortis stake 24.9%) once again realised impressive gross premium growth (+112% to EUR 119 million; +130% in local currency). Both bancassurance and group business more than doubled. The newly launched 'Wonderful' product, a 5-year endowment life policy, contributed substantially to this growth.

Mayban Fortis (Malaysia; Fortis stake 30%) further strengthened its market position by doubling its gross Life premium income (+94% to EUR 64 million; +123% in local currency). Thanks to this excellent performance, Mayban Fortis acquired market leadership in Life in terms of new business.

Muang Thai Fortis (Thailand; Fortis stake 40%) has started its operations as a joint venture company. The company has already experienced a substantial increase in its Mortgage Related Term Assurance business through its partner bank, Kasikorn Bank.

Review Report

Introduction

We have reviewed the nine-month interim financial information as of 30 September 2004 of Fortis. The interim financial information is the responsibility of the management of Fortis. Our responsibility is to issue a report on the interim financial information based on our review.

Scope

We conducted our review in accordance with generally accepted standards for review engagements. These standards require that we plan and perform the review to obtain moderate assurance as to whether the interim financial information is free of material misstatement. A review is limited primarily to enquiries of company personnel and analytical procedures applied to financial data, and therefore provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the nine-month interim financial information as of 30 September 2004 for them to be in conformity with generally accepted accounting principles for interim financial information.

Amstelveen, 24 November 2004

KPMG Accountants N.V.

Brussels, 24 November 2004

PricewaterhouseCoopers
Réviseurs d'Entreprises S.C.C.R.L.
represented by
Y. Vandenplas and L. Discry

Reconciliation operating profit before and after taxation
(in EUR million)

	Gross	*Taxation and minority interests*	*Net*
First three quarters 2004			
Operating result	**3,056.0**	**(912.7)**	**2,143.3**
less: Realised value differences shares	(41.0)	(24.3)	(65.3)
less: Realised value differences other	482.1	(175.3)	306.8
Operating result before realised value differences	**2,614.9**	**(713.1)**	**1,901.8**
First three quarters 2003			
Operating result	**1,701.6**	**(496.7)**	**1,204.9**
less: Realised value differences shares	(1,200.9)	444.5	(756.4)
less: Realised value differences other	797.7	(264.9)	532.8
Operating result before realised value differences	**2,104.8**	**(676.3)**	**1,428.5**

Consolidated profit and loss account
(in EUR million)

	First three quarters 2004	*First three quarters 2003*	*Percentage change*
Revenues:			
Insurance premiums	9,638.1	13,447.7	(28)
Interest income	27,950.3	19,769.4	41
Commissions and fees	1,451.6	1,313.7	10
Results from financial transactions			
- on behalf of policyholders	517.8	430.7	20
- other [1]	582.0	29.1	*
Other revenues			
- on behalf of policyholders	246.5	292.1	(16)
- other	1,537.1	1,622.0	(5)
Total revenues	41,923.4	36,904.7	14
Interest expense	(22,855.0)	(14,718.2)	55
Total revenues, net of interest expense	**19,068.4**	**22,186.5**	**(14)**
Technical charges insurance	(9,907.2)	(12,193.0)	(19)
Value adjustments	(215.2)	(622.9)	(65)
Net revenues	8,946.0	9,370.6	(5)
Operating expenses	(5,890.0)	(7,669.0)	(23)
Operating result before taxation	**3,056.0**	**1,701.6**	**80**
Taxation	(835.0)	(388.5)	*
Operating group profit	2,221.0	1,313.1	69
Minority interests	77.7	108.2	(28)
Net operating profit before value differences	**2,143.3**	**1,204.9**	**78**
Value differences on the equity portfolio [2]	323.1	170.8	89
Net operating profit	**2,466.4**	**1,375.7**	**79**
Non-operating items:			
- Reorganisation provision (Insurance)	(5.5)	(13.0)	
- Reorganisation provision (Banking)	(27.5)	(14.7)	
- IPO Fortis Assurant	118.6		
- Seguros Bilbao (Insurance)	144.6		
- Fortis Bank Asia (Banking)	19.8		
Non-operating items after taxation	250.0	(27.7)	*
Net profit	**2,716.4**	**1,348.0**	*

1) *Including realised results on hedging transactions.*
2) *Including results on hedging transactions and unrealised capital gains on equity portfolio.*

Consolidated balance sheet (before appropriation of profit)
(in EUR million)

	30 September 2004	31 December 2003
Assets		
Cash	5,479.3	8,286.4
Trading securities	29,053.4	23,458.2
Investments	164,146.2	157,994.8
Loans and advances to credit institutions	71,942.9	79,445.8
Loans and advances to customers	205,643.0	182,039.2
Reinsurers' share of technical provisions	2,087.5	5,486.6
Deferred acquisition costs	1,505.0	2,788.5
Prepayments and accrued income	33,327.7	28,053.2
Investments on behalf of policyholders	17,695.5	19,946.2
Other assets	22,859.5	15,751.1
Total assets	**553,740.0**	**523,250.0**
Liabilities		
Amounts owed to credit institutions	121,657.0	109,368.4
Amounts owed to customers	210,373.4	187,423.4
Debt certificates	49,827.7	52,278.9
Technical provisions	57,512.5	64,410.1
Technical provisions related to investments on behalf of policyholders	17,882.9	20,379.9
Accruals and deferred income	32,646.7	27,420.9
Other liabilities	35,192.1	34,571.3
Convertible notes	0.0	0.0
Subordinated convertible note (FRESH) *	1,250.0	1,250.0
Subordinated liabilities *	10,105.7	9,923.1
	536,448.0	507,026.0
Fund for general banking risks *	2,207.3	2,209.1
Minority interests in group equity	1,475.3	2,120.7
Net equity	13,609.4	11,894.2
Group equity *	15,084.7	14,014.9
Total liabilities	**553,740.0**	**523,250.0**
* Risk-bearing capital	28,647.7	27,397.1

Key figures per share

	First three quarters 2004	First three quarters 2003
	EUR	EUR
Fortis		
Net operating profit before value differences	1.65	0.93
Net operating profit	1.90	1.06
Net profit	2.09	1.04
After full conversion [1]	2.04	1.02
Net equity	10.48	9.16 [3]
Average number of shares outstanding [2]	1,298,200,094	1,295,379,559
Number of shares outstanding end of period [2]	1,298,200,094	1,298,200,094 [3]

1) *After exercise of warrants and options and full conversion of convertible bonds.*
2) *Upon economical withdrawal of shares issued under the FRESH-agreement.*
3) *Year-end 2003.*

Net equity

Movements in net equity were as follows (in EUR million):

Net equity at 31 December 2003	**11,894.2**
Net profit	2,716.4
Dividend	(1,191.7)
Revaluation of investments	45.4
Reversal of revaluation on sale of investments	(75.3)
Taxation	6.1
Goodwill	170.0
Translation differences	50.7
Other changes in net equity	(6.4)
Net equity at 30 September 2004	**13,609.4**

Solvency

	Floor	*Cap*
Net core capital [1]	19,542.0	19,542.0
Solvency requirement	16,232.6	20,502.0
Solvency surplus / deficit	3,309.4	(960.0)
Net core capital as multiple of solvency target	1.20	0.95

1) *Consists of Group equity, Fund for general banking risks and Tier 1 loans.*

Profit and Loss account by sector
(in EUR million)

	Insurance	*Banking*	*General* [1]	*First three quarters 2004* *Total*
Revenues:				
Insurance premiums	9,638.1			9,638.1
Interest income	1,980.2	26,387.7	(417.6)	27,950.3
Commissions and fees		1,453.1	(1.5)	1,451.6
Results from financial transactions				
- on behalf of policyholders	517.8			517.8
- other	13.1	562.8	6.1	582.0
Other revenues				
- on behalf of policyholders	246.5			246.5
- other	916.0	628.5	(7.4)	1,537.1
Total revenues	13,311.7	29,032.1	(420.4)	41,923.4
Interest expense	(246.3)	(22,941.9)	333.2	(22,855.0)
Total revenues, net of interest expense	**13,065.4**	**6,090.2**	**(87.2)**	**19,068.4**
Technical charges insurance	(9,907.2)			(9,907.2)
Value adjustments	(14.7)	(200.5)		(215.2)
Net revenues	3,143.5	5,889.7	(87.2)	8,946.0
Operating expenses	(2,064.9)	(3,752.5)	(72.6)	(5,890.0)
Operating result before taxation	**1,078.6**	**2,137.2**	**(159.8)**	**3,056.0**
Taxation	(320.0)	(573.1)	58.1	(835.0)
Operating group profit	758.6	1,564.1	(101.7)	2,221.0
Minority interests	32.4	45.3		77.7
Net operating profit before value differences	**726.2**	**1,518.8**	**(101.7)**	**2,143.3**
Value differences on the equity portfolio [2]	270.3	72.4	(19.6)	323.1
Net operating profit	**996.5**	**1,591.2**	**(121.3)**	**2,466.4**
Non-operating items after taxation	101.1	(7.7)	156.6	250.0
Net profit	**1,097.6**	**1,583.5**	**35.3**	**2,716.4**
Net interest income		3,445.8		

1) *General covers the income, charges and eliminations which are not attributable to the insurance or banking sector or to a specific region.*
2) *Relates to unrealised capital gains on the equity portfolio.*

Profit and Loss account by sector

(in EUR million)

				First three quarters 2003
	Insurance	Banking	General [1]	Total
Revenues:				
Insurance premiums	13,447.7			13,447.7
Interest income	2,682.2	17,263.2	(176.0)	19,769.4
Commissions and fees		1,315.6	(1.9)	1,313.7
Results from financial transactions				
- on behalf of policyholders	430.7			430.7
- other [2]	(922.0)	949.2	1.9	29.1
Other revenues				
- on behalf of policyholders	292.1			292.1
- other	1,094.3	527.0	0.7	1,622.0
Total revenues	17,025.0	20,055.0	(175.3)	36,904.7
Interest expense	(747.5)	(14,046.8)	76.1	(14,718.2)
Total revenues, net of interest expense	**16,277.5**	**6,008.2**	**(99.2)**	**22,186.5**
Technical charges insurance	(12,193.0)			(12,193.0)
Value adjustments	(50.4)	(572.5)		(622.9)
Net revenues	4,034.1	5,435.7	(99.2)	9,370.6
Operating expenses	(3,724.7)	(3,874.6)	(69.7)	(7,669.0)
Operating result before taxation	**309.4**	**1,561.1**	**(168.9)**	**1,701.6**
Taxation	(23.6)	(417.7)	52.8	(388.5)
Operating group profit	285.8	1,143.4	(116.1)	1,313.1
Minority interests	39.4	41.4	27.4	108.2
Net operating profit before value differences	**246.4**	**1,102.0**	**(143.5)**	**1,204.9**
Value differences on the equity portfolio [3]	164.7	36.6	(30.5)	170.8
Net operating profit	**411.1**	**1,138.6**	**(174.0)**	**1,375.7**
Non-operating items after taxation	(13.0)	(14.7)		(27.7)
Net profit	**398.1**	**1,123.9**	**(174.0)**	**1,348.0**
Net interest income		3,216.4		

1) *General covers the income, charges and eliminations which are not attributable to the insurance or banking sector or to a specific region.*
2) *Including realised results on hedging transactions.*
3) *Including results on hedging transactions and unrealised gains on equity portfolio.*

(in EUR million)

			Insurance
	Gross	*Taxation and minority interests*	*Net*
First three quarters 2004			
Operating result	**1,078.6**	**(352.4)**	**726.2**
less: Realised value differences shares	(35.0)	(23.0)	(58.0)
less: Realised value differences other	48.0	(27.4)	20.6
Operating result before realised value differences	**1,065.6**	**(302.0)**	**763.6**
First three quarters 2003			
Operating result	**309.4**	**(63.0)**	**246.4**
less: Realised value differences shares	(1,199.4)	442.2	(757.2)
less: Realised value differences other	277.4	(88.8)	188.6
Operating result before realised value differences	**1,231.4**	**(416.4)**	**815.0**

			Banking
	Gross	*Taxation and minority interests*	*Net*
First three quarters 2004			
Operating result	**2,137.2**	**(618.4)**	**1,518.8**
less: Realised value differences shares	(12.2)	(1.0)	(13.2)
less: Realised value differences other	434.1	(147.8)	286.3
Operating result before realised value differences	**1,715.3**	**(469.6)**	**1,245.7**
First three quarters 2003			
Operating result	**1,561.1**	**(459.1)**	**1,102.0**
less: Realised value differences shares	(1.5)	2.3	0.8
less: Realised value differences other	518.4	(176.1)	342.3
Operating result before realised value differences	**1,044.2**	**(285.3)**	**758.9**

Balance sheet by sector
(in EUR million)

				30 September 2004
	Insurance	Banking	General [1]	Total
Assets				
Cash	1,799.0	4,918.1	(1,237.8)	5,479.3
Trading securities	135.6	28,917.8		29,053.4
Investments	53,863.3	110,200.6	82.3	164,146.2
Loans and advances to credit institutions	520.2	71,561.3	(138.6)	71,942.9
Loans and advances to customers	8,744.3	203,797.4	(6,898.7)	205,643.0
Reinsurers' share of technical provisions	2,087.5			2,087.5
Deferred acquisition costs	1,505.0			1,505.0
Prepayments and accrued income	1,227.8	32,223.8	(123.9)	33,327.7
Investments on behalf of policyholders	17,695.5			17,695.5
Other assets	9,914.7	18,037.0	(5,092.2)	22,859.5
Total assets	**97,492.9**	**469,656.0**	**(13,408.9)**	**553,740.0**
Liabilities				
Amounts owed to credit institutions	5,058.4	120,285.9	(3,687.3)	121,657.0
Amounts owed to customers		224,791.7	(14,418.3)	210,373.4
Debt certificates	1,149.5	39,944.3	8,733.9	49,827.7
Technical provisions	57,512.5			57,512.5
Technical provisions related to investments on behalf of policyholders	17,882.9			17,882.9
Accruals and deferred income	480.0	32,405.7	(239.0)	32,646.7
Other liabilities	6,993.7	30,339.9	(2,141.5)	35,192.1
Convertible notes	0.0			0.0
Subordinated convertible note (FRESH)			1,250.0	1,250.0
Subordinated liabilities	1,167.9	9,158.1	(220.3)	10,105.7
	90,244.9	456,925.6	(10,722.5)	536,448.0
Fund for general banking risks		2,207.3		2,207.3
Minority interests in group equity	733.0	742.3		1,475.3
Net equity	6,515.0	9,780.8	(2,686.4)	13,609.4
Group equity	7,248.0	10,523.1	(2,636.4)	15,084.7
Total liabilities	**97,492.9**	**469,656.0**	**(13,408.9)**	**553,740.0**

[1] *General covers the balance sheet items and eliminations which are not attributable to the insurance or banking sector or to a specific region.*

Balance sheet by sector

(in EUR million)

				31 December 2003
	Insurance	*Banking*	*General [1)]*	*Total*
Assets				
Cash	1,870.1	6,890.0	(473.7)	8,286.4
Trading securities		23,458.2		23,458.2
Investments	54,093.1	103,799.7	102.0	157,994.8
Loans and advances to credit institutions	3,518.1	77,980.9	(2,053.2)	79,445.8
Loans and advances to customers	10,657.6	174,402.0	(3,020.4)	182,039.2
Reinsurers' share of technical provisions	5,486.6			5,486.6
Deferred acquisition costs	2,788.5			2,788.5
Prepayments and accrued income	1,283.7	27,000.7	(231.2)	28,053.2
Investments on behalf of policyholders	19,946.2			19,946.2
Other assets	6,323.7	10,447.4	(1,020.0)	15,751.1
Total assets	**105,967.6**	**423,978.9**	**(6,696.5)**	**523,250.0**
Liabilities				
Amounts owed to credit institutions	1,821.7	109,036.2	(1,489.5)	109,368.4
Amounts owed to customers		201,805.2	(14,381.8)	187,423.4
Debt certificates	2,071.8	37,938.5	12,268.6	52,278.9
Technical provisions	64,410.1			64,410.1
Technical provisions related to investments on behalf of policyholders	20,379.9			20,379.9
Accruals and deferred income	692.9	26,628.3	99.7	27,420.9
Other liabilities	8,021.5	27,195.6	(645.8)	34,571.3
Convertible notes	0.0			0.0
Subordinated convertible note (FRESH)			1,250.0	1,250.0
Subordinated liabilities	1,336.8	9,566.7	(980.4)	9,923.1
	98,734.7	412,170.5	(3,879.2)	507,026.0
Fund for general banking risks		2,209.1		2,209.1
Minority interests in group equity	750.6	934.7	435.4	2,120.7
Net equity	6,482.3	8,664.6	(3,252.7)	11,894.2
Group equity	7,232.9	9,599.3	(2,817.3)	14,014.9
Total liabilities	**105,967.6**	**423,978.9**	**(6,696.5)**	**523,250.0**

[1)] *General covers the balance sheet items and eliminations which are not attributable to the insurance or banking sector or to a specific region.*

Assets under management by origin

(in EUR million)

		30 September 2004		31 December 2003		Percentage change
Investments insurance	53,863.3		54,093.1		(0)	
Investments banking	110,200.6		103,799.7		6	
Total investments for own account [1]		164,146.2		157,994.8		4
Investments on behalf of policyholders		17,695.5		19,946.2		(11)
- Private Banking	52,734.1		50,147.2		5	
- Asset Management	83,037.0		77,951.0		7	
- Other	21,829.6		18,726.0		17	
- Intercompanies	(21,447.9)		(18,805.7)			
Funds under management		136,152.8		128,018.5		6
Total assets under management		**317,994.5**		**305,959.5**		**4**

[1] *This amount also includes the investments which cannot be attributed either to insurance or to banking.*

Funds under management by type of investment

(in EUR million)

	30 September 2004			
	Shares	Land and buildings	Debt securities	Total
Private Banking	28,362.7		24,371.4	52,734.1
Asset Management	34,130.4	513.9	48,392.7	83,037.0
Other	1,946.0	453.5	19,430.1	21,829.6
Subtotal	64,439.1	967.4	92,194.2	157,600.7
Eliminations	(13,562.0)	(407.4)	(7,478.5)	(21,447.9)
Total funds under management	**50,877.1**	**560.0**	**84,715.7**	**136,152.8**

Roll-forward funds under management for the first three quarters 2004

(in EUR million)

	Private Banking	Asset Management	Other	Eliminations	Total
Closing balance at 31 December 2003	50,147.2	77,951.0	18,726.0	(18,805.7)	128,018.5
Net new means	(818.7)	2,772.8	1,153.6	(1,291.3)	1,816.4
Capital gains/losses	2,361.3	2,251.4	(19.2)	693.2	5,286.7
Transfer between business lines and other	1,044.3	61.8	1,969.2	(2,044.1)	1,031.2
Closing balance at 30 September 2004	**52,734.1**	**83,037.0**	**21,829.6**	**(21,447.9)**	**136,152.8**

Summary of consolidated figures Insurance
(in EUR million)

	First three quarters 2004	First three quarters 2003
Fortis ASR		
Total revenues, net of interest expense	4,710.0	4,155.8
Operating result before taxation	386.7	(159.2)
Net operating profit before realised value differences	270.0	219.0
Total assets	40,085.7	37,444.8 [2]
Fortis AG		
Total revenues, net of interest expense	2,710.0	2,814.8
Operating result before taxation	227.5	247.7
Net operating profit before realised value differences	175.1	166.0
Total assets	19,068.7	17,915.1 [2]
FB Insurance		
Total revenues, net of interest expense	2,494.2	2,047.6
Operating result before taxation	219.7	(206.3)
Net operating profit before realised value differences	142.5	125.8
Total assets	20,701.2	17,289.0 [2]
Fortis International		
Total revenues, net of interest expense	2,592.1	2,641.6
Operating result before taxation	139.5	66.3
Net operating profit before realised value differences	81.7	70.8
Total assets	17,054.0	15,062.1 [2]
Assurant, Inc.		
Total revenues, net of interest expense	559.1	4,617.7
Operating result before taxation	105.2	360.9
Net operating profit before realised value differences	94.3	233.4
Total assets	695.3	18,348.1 [2]
Insurance		
Total revenues, net of interest expense	13,065.4	16,277.5
Operating result before taxation	1,078.6	309.4
Net operating profit before realised value differences	763.6	815.0
Total assets [1]	97,492.9	105,967.6 [2]

1) *Including eliminations.*
2) *Year-end 2003.*

Profit and loss account insurance
(in EUR million)

	Life	Non-life	First three quarters 2004 Total
Revenues:			
Insurance premiums	6,246.2	3,391.9	9,638.1
Interest income	1,641.5	338.7	1,980.2
Results from financial transactions			
- on behalf of policyholders	517.8		517.8
- other	18.6	(5.5)	13.1
Other revenues			
- on behalf of policyholders	246.5		246.5
- other	758.9	157.1	916.0
Total revenues	9,429.5	3,882.2	13,311.7
Interest expense	(218.7)	(27.6)	(246.3)
Total revenues, net of interest expense	**9,210.8**	**3,854.6**	**13,065.4**
Technical charges insurance	(7,624.7)	(2,282.5)	(9,907.2)
Value adjustments	(13.2)	(1.5)	(14.7)
Net revenues	1,572.9	1,570.6	3,143.5
Operating expenses	(971.1)	(1,093.8)	(2,064.9)
Operating result before taxation	**601.8**	**476.8**	**1,078.6**
Taxation	(186.3)	(133.7)	(320.0)
Operating group profit	415.5	343.1	758.6
Minority interests	30.0	2.4	32.4
Net operating profit before value differences	**385.5**	**340.7**	**726.2**
Value differences on the equity portfolio [1]	236.8	33.5	270.3
Net operating profit	**622.3**	**374.2**	**996.5**
Non-operating items after taxation	69.7	31.4	101.1
Net profit	**692.0**	**405.6**	**1,097.6**
Technical result:			
- Life	534.8		
- Accident & Health		155.9	
- Motor		92.7	
- Fire		95.7	
- Other		19.0	
Total technical result	**534.8**	**363.3**	
Realised and unrealised capital gains	17.2	(5.5)	
Other	49.8	119.0	
Operating result before taxation	**601.8**	**476.8**	

[1] *Relates to unrealised capital gains on the equity portfolio.*

Profit and loss account insurance
(in EUR million)

			First three quarters 2003
	Life	*Non-life*	*Total*
Revenues:			
Insurance premiums	7,030.7	6,417.0	13,447.7
Interest income	2,152.7	529.5	2,682.2
Results from financial transactions			
- on behalf of policyholders	430.7		430.7
- other [1]	(839.4)	(82.6)	(922.0)
Other revenues			
- on behalf of policyholders	292.1		292.1
- other	812.4	281.9	1,094.3
Total revenues	9,879.2	7,145.8	17,025.0
Interest expense	(673.9)	(73.6)	(747.5)
Total revenues, net of interest expense	**9,205.3**	**7,072.2**	**16,277.5**
Technical charges insurance	(8,251.9)	(3,941.1)	(12,193.0)
Value adjustments	(33.6)	(16.8)	(50.4)
Net revenues	919.8	3,114.3	4,034.1
Operating expenses	(1,128.5)	(2,596.2)	(3,724.7)
Operating result before taxation	**(208.7)**	**518.1**	**309.4**
Taxation	132.8	(156.4)	(23.6)
Operating group profit	(75.9)	361.7	285.8
Minority interests	37.7	1.7	39.4
Net operating profit before value differences	**(113.6)**	**360.0**	**246.4**
Value differences on the equity portfolio [2]	162.3	2.4	164.7
Net operating profit	**48.7**	**362.4**	**411.1**
Non-operating items after taxation	(12.4)	(0.6)	(13.0)
Net profit	**36.3**	**361.8**	**398.1**
Technical result:			
- Life	598.3		
- Accident & Health		277.8	
- Motor		111.0	
- Fire		51.6	
- Other		94.3	
Total technical result	**598.3**	**534.7**	
Realised and unrealised capital gains	(837.7)	(82.6)	
Other	30.7	66.0	
Operating result before taxation	**(208.7)**	**518.1**	

1) *Including realised results on hedging transactions.*
2) *Including results on hedging transactions and unrealised capital gains on equity portfolio.*

Specification of net premiums earned

(in EUR million)

	Life	*Non-life*				*Total*
		Accident & Health	*Motor*	*Fire*	*Other*	
First three quarters 2004						
Gross premiums	6,291.0	1,436.1	1,129.7	775.6	882.9	10,515.3
Ceded reinsurance premiums	(44.8)	(295.9)	(11.0)	(97.4)	(216.2)	(665.3)
Net change in provisions for unearned premiums		(77.1)	(50.4)	(36.5)	(47.9)	(211.9)
Total net premiums earned	**6,246.2**	**1,063.1**	**1,068.3**	**641.7**	**618.8**	**9,638.1**
First three quarters 2003						
Gross premiums	7,117.7	3,275.0	1,201.5	791.3	3,300.4	15,685.9
Ceded reinsurance premiums	(87.0)	(401.8)	(14.8)	(134.0)	(1,179.3)	(1,816.9)
Net change in provisions for unearned premiums		(89.9)	(81.1)	(41.0)	(209.3)	(421.3)
Total net premiums earned	**7,030.7**	**2,783.3**	**1,105.6**	**616.3**	**1,911.8**	**13,447.7**

Net premiums earned by line of business, by region

(in EUR million)

	Life	*Non-life*				*Total*
		Accident & Health	*Motor*	*Fire*	*Other*	
First three quarters 2004						
Belgium	2,919.6	227.8	267.4	245.8	108.2	3,768.8
The Netherlands	2,091.8	581.6	393.3	254.3	288.9	3,609.9
Luxembourg	439.5	0.6		5.8	1.4	447.3
Total Benelux	5,450.9	810.0	660.7	505.9	398.5	7,826.0
United States	58.4	209.1			165.6	433.1
Rest of the world	736.9	44.0	407.6	135.8	54.7	1,379.0
Total	**6,246.2**	**1,063.1**	**1,068.3**	**641.7**	**618.8**	**9,638.1**
First three quarters 2003						
Belgium	3,104.9	222.5	245.5	231.5	107.1	3,911.5
The Netherlands	2,163.8	512.9	391.4	233.5	278.8	3,580.4
Luxembourg	412.0	0.5		5.3	1.5	419.3
Total Benelux	5,680.7	735.9	636.9	470.3	387.4	7,911.2
United States	544.0	1,995.8			1,467.3	4,007.1
Rest of the world	806.0	51.6	468.7	146.0	57.1	1,529.4
Total	**7,030.7**	**2,783.3**	**1,105.6**	**616.3**	**1,911.8**	**13,447.7**

Specification life insurance premiums
(in EUR million)

	First three quarters 2004	*First three quarters 2003*	*Percentage change*
Individual premiums	4,996.6	5,857.1	(15)
Premiums under group contracts	1,294.4	1,260.6	3
Gross premiums	**6,291.0**	**7,117.7**	**(12)**
Periodic premiums	2,861.6	3,067.3	(7)
Single premiums	3,429.4	4,050.4	(15)
Gross premiums	**6,291.0**	**7,117.7**	**(12)**
Premiums from:			
- Non-bonus contracts	1,113.2	1,584.5	(30)
- Bonus contracts	3,522.3	3,945.8	(11)
- Contracts where the policyholders bear the investment risk	1,655.5	1,587.4	4
Gross premiums	**6,291.0**	**7,117.7**	**(12)**
Individual contracts:			
- Periodic premiums	1,431.2	1,499.2	(5)
- Single premiums	2,148.2	2,940.4	(27)
Premiums group contracts	1,056.1	1,090.7	(3)
Investment-linked premiums	1,655.5	1,587.4	4
Gross premiums	**6,291.0**	**7,117.7**	**(12)**

Key figures insurance by quarter
(in EUR million)

			2004		*2003*
	third quarter	*second quarter*	*first quarter*	*fourth quarter*	*third quarter*
Premiums earned Life	1,772.0	2,053.5	2,420.7	2,374.5	1,931.6
Premiums earned Non-life	1,036.4	1,021.8	1,333.7	2,319.8	2,121.4
Operating expenses	(615.4)	(609.8)	(839.7)	(1,416.1)	(1,202.7)
Operating result before taxation [1]	351.8	434.1	292.7	273.9	369.0
Taxation	(76.9)	(127.5)	(115.6)	(103.4)	(107.5)
Net operating profit before value differences	**263.7**	**296.1**	**166.4**	**158.4**	**248.1**
Value differences on the equity portfolio [2]	(32.9)	52.3	250.9	427.4	197.3
Net operating profit	**230.8**	**348.4**	**417.3**	**585.8**	**445.4**
Non operating items after taxation	1.5	(5.8)	105.4	(86.4)	(1.5)
Net profit	**232.3**	**342.6**	**522.7**	**499.4**	**443.9**

1) *Including realised results on hedging transactions.*
2) *Including results on hedging transactions and unrealised capital gains on equity portfolio.*

Specification of commissions and fees banking
(in EUR million)

		First three quarters 2004		First three quarters 2003		Percentage change
Issuance	39.2		39.0		0	
Securities transactions	356.1		356.3		(0)	
Insurance	118.9		118.5		0	
Asset management	549.8		467.5		18	
Payment services	293.0		274.0		7	
Miscellaneous	487.3		449.0		9	
Total commission income		1,844.3		1,704.3		8
Commission paid		(391.2)		(388.7)		1
Net commission income		**1,453.1**		**1,315.6**		**10**

Specification of result from financial transactions banking
(in EUR million)

	First three quarters 2004	First three quarters 2003	Percentage change
Trading	103.0	428.8	(76)
Venture capital	(21.3)	(20.9)	2
Participating interests	37.9	3.5	*
Realised capital gains and losses	443.2	537.8	(18)
Total	**562.8**	**949.2**	**(41)**

Specification of other revenues banking
(in EUR million)

	First three quarters 2004	First three quarters 2003	Percentage change
Dividends from equity securities	39.9	21.8	83
Rental income land & buildings	105.7	105.3	0
Revenues from participating interests	77.3	19.0	*
Income from leasing activities	307.9	278.8	10
Other revenues	97.7	102.1	(4)
Total	**628.5**	**527.0**	**19**

Specification operating expenses banking
(in EUR million)

	First three quarters 2004	First three quarters 2003	Percentage change
Staff costs	2,162.0	2,196.1	(2)
Depreciation and amortization	178.7	181.4	(1)
Other costs	1,178.0	1,288.4	(9)
	3,518.7	3,665.9	(4)
Cost of assets held for lease	233.8	208.7	12
Total operating expenses	**3,752.5**	**3,874.6**	**(3)**

Selected balance sheet figures banking
(in EUR million)

		30 September 2004		31 December 2003
Balance sheet total		469,656.0		423,978.9
Risk-bearing capital		21,888.5		21,375.1
Risk-weighted assets		171,017.7		161,507.3
Tier 1 ratio (in %)		8.0		7.9
Total capital ratio (in %)		11.9		12.4
Loans and advances to customers:				
◦ public sector		5,888.8		4,533.5
◦ private sector				
* commercial		130,942.1		105,477.3
* retail				
- mortgages	58,430.0		55,857.3	
- other	8,536.5		8,533.9	
		66,966.5		64,391.2
Total loans and advances to customers		**203,797.4**		**174,402.0**
Amounts owed to customers:				
◦ savings deposits				
* repayable on demand	54,272.8		51,185.8	
* with agreed maturity dates or periods of notice	46,953.5		49,433.6	
		101,226.3		100,619.4
◦ other debts				
* repayable on demand	63,417.6		57,006.4	
* with agreed maturity dates or periods of notice	60,147.8		44,179.4	
		123,565.4		101,185.8
Total amounts owed to customers		**224,791.7**		**201,805.2**

Key figures banking by quarter
(in EUR million)

	2004			2003	
	third quarter	*second quarter*	*first quarter*	*fourth quarter*	*third quarter*
Net interest income	1,117.1	1,171.8	1,156.9	1,163.7	1,127.5
Commissions and fees	470.6	490.0	492.5	486.0	443.1
Results from financial transactions	65.5	96.6	400.7	(96.8)	46.0
Other revenues	230.9	204.0	193.6	222.6	171.0
Total revenues, net of interest expense	**1,884.1**	**1,962.4**	**2,243.7**	**1,775.5**	**1,787.6**
Value adjustments	(54.1)	(38.7)	(107.7)	(189.2)	(197.0)
Staff costs	(712.2)	(728.3)	(721.5)	(699.2)	(741.2)
Other operating expenses	(422.9)	(445.1)	(488.7)	(466.6)	(471.3)
Cost of assets held for lease	(83.3)	(75.9)	(74.6)	(87.7)	(58.5)
Operating result before taxation	**611.6**	**674.4**	**851.2**	**332.8**	**319.6**
Taxation	(163.7)	(191.5)	(217.9)	(31.2)	(88.5)
Minority interests	12.6	16.8	15.9	13.8	12.9
Net operating profit before value differences	**435.3**	**466.1**	**617.4**	**287.8**	**218.2**
Value differences on the equity portfolio [1]	(1.6)	38.2	35.8	19.6	69.6
Net operating profit	**433.7**	**504.3**	**653.2**	**307.4**	**287.8**
Non-operating items after taxation	(0.3)	3.8	(11.2)	63.9	(14.7)
Net profit	**433.4**	**508.1**	**642.0**	**371.3**	**273.1**

1) *Relates to unrealised capital gains on the equity portfolio.*

Fortis
Rue Royale 20
1000 Brussels
Belgium
Telephone 32 (0)2 510 52 11

Archimedeslaan 6
3584 BA Utrecht
The Netherlands
Telephone 31 (0)30 226 62 22

Internet address : www.fortis.com
E-mail address : info@fortis.com

0000-6009101E-23042004